EXHIBIT 21

Subsidiaries of the Company

The wholly owned subsidiary of Community Bancorp. is Community National Bank, a national banking association incorporated under the Banking Laws of The United States.  Community National Bank is considered to be a "significant subsidiary" of Community Bancorp., within the meaning of Rule 1-02(w) of SEC Regulation S-X.

The unconsolidated subsidiary of Community Bancorp. is CMTV Statutory Trust I, a Delaware statutory business trust.